Exhibit 99.1

Nisun International Announces Preliminary 2024 Financial Guidance and Strategic Business Updates

Company Anticipates Return to Growth in 2025

SHANGHAI, China, January 24, 2025 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, today announced its preliminary revenue and earnings guidance for fiscal year 2024, along with key strategic decisions that position the Company for long-term growth and profitability.

PRELIMINARY 2024 FINANCIAL GUIDANCE

●	Revenue: The Company expects to report revenues in the range of USD 300 million to USD 350 million.

●	Net Income: The Company anticipates net income in the range of USD 11 million to USD 15 million.

●	EPS: The Company anticipates EPS in the range of USD 2.6 USD 3.6.

●	Annual Report: Nisun International expects to release its annual report before the end of April 2025.

“Our preliminary forecasts underscore the progress we are making in reshaping our business and highlight our commitment to enhancing shareholder value,” stated Xin Liu, Chief Executive Officer of Nisun International.

STRATEGIC REVIEW AND BUSINESS REALIGNMENT

Following a comprehensive review of all business segments, Nisun International has decided to reduce selected supply chain trading businesses characterized by low margins and high capital requirements. This move will enable the Company to better allocate resources and capital toward areas offering higher returns and sustainable growth.

FOCUS ON SUPPLY CHAIN FINANCING SOLUTIONS

Going forward, Nisun International will concentrate more on supply chain financing solutions that incorporate a financing component, such as accounts receivable (AR) factoring. These services offer higher margins and lower capital risk by leveraging a platform that arranges financing through third-party financial institutions rather than using Nisun International’s own capital.

“Our recalibration toward supply chain financing solutions is a direct response to market dynamics and our goal of delivering stronger, more sustainable results,” added Xin Liu. “We remain committed to innovation and operational excellence as we reposition our Company for the future.”

EXPANSION OF KFC BUSINESS ON COLLEGE CAMPUSES

Nisun International is also encouraged by the initial success of its KFC operations with its business partner on college campuses and plans to expand this business in the near term. The Company believes this initiative will serve as an additional growth driver, complementing its other core lines of business. For more details on the KFC business and its potential impact on Nisun International’s growth plans, please reference the Company’s upcoming filings and press releases.

OUTLOOK AND CONFIDENCE FOR 2025

With these strategic decisions and ongoing business successes, Nisun International is confident in its ability to return to growth in 2025. According to Xin Liu, “We are forging a bright path forward—committed to innovation, adaptability, and delivering value for our stakeholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International ’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International ’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com